UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
           WASHINGTON, DC 20549
               SCHEDULE 13G

 INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b)(c)AND (d)
 AND AMENDMENTS THERETO FILED PURSUANT TO
              RULE 13d-2(b)
             Amendment No. 1

    PIONEER STANDARD ELECTRONICS, INC.
            (Name of Issuer)


              COMMON STOCK
      (Title of Class of Securities)

               723877106
             (CUSIP Number)

          Basso Securities Ltd.
          1281 East Main Street
       Stamford, Connecticut 06902
             (203) 324-8400

 (Name, Address and Telephone Number of
Person Authorized to Receive Notices and
             Communications)

            -with copies to-

           Stephen M. Schultz
   Kleinberg Kaplan Wolff & Cohen, P.C.
       551 Fifth Avenue - 18th Floor
           New York, NY  10176

            December 31, 2002
 (Date of Event Which Requires Filing of
             this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

   Rule 13d-1(b)
 X Rule 13d-1(c)
   Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act
but shall be subject to all other
provisions of the Act .


CUSIP No. 723877106

1. Name of Reporting Person I.R.S.
Identification Nos. of Above Persons
(entities only)

 Basso Securities Ltd.

2. Check the Appropriate Box If A
Member Of A Group (See Instructions)

(a)
(b)

   3. SEC Use Only

4. Citizen Or Place Of Organization:
Delaware

Number of Shares Beneficially Owned by
Each Reporting Person With:

   5. Sole Voting Power
0

   6. Shared Voting Power

507,866 preferred shares convertible into
1,612,271.40 shares of common stock

   7. Sole Dispositive Power
0

   8. Shared Dispositive Power

507,866 preferred shares convertible into
1,612,271.40 shares of common stock

Basso Securities Ltd. has entered into an Advisory Services Agreement with DKR
Management Company Inc. (DKRMCI) a
registered investment adviser, to act as the portfolio manager to certain funds managed by DKRMCI. Pursuant to an Assignment and Assumption Agreement, DKR
Capital Partners L.P., an affiliate of
DKRMCI, will perform and satisfy all
obligations of DKRMCI, including those
under the Advisory Service Agreement. As such, DKR Capital Partners L.P. and Basso
Securities have shared dispositive and
voting power over the securities.

   9. Aggregate Amount Beneficially Owned
by Each Reporting Person

507,866 preferred shares convertible into
1,612,271.40 shares of common stock

   10. Check if the Aggregate Amount in
Row (9) Excludes Certain Shares (See
Instruction)

   11. Percent of Class Represented by
Amount in Row 9   	 5.44%

   12. Type of Reporting Person (See
Instructions)   CO


Item 1:	Security and Issuer

1(a) 	Name of Issuer
Pioneer Standard Electronics, Inc.

1(b)	Address of Issuer's Principal
Executive Offices
6065 Parkland Blvd.
Mayfield Heights, OH 44124
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:
Basso Securities Ltd.

2(b)	Address of Principal Business Office
or, if none, Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized
Delaware, USA

2(d)	Title of Class of Security
Common Stock

2(e)	Cusip Number
723877106


Item 3: If this statement is filed
pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities
Exchange Act of 1934, check whether the
filing is a:

a. Broker or Dealer registered under
Section 15 of the Act,
b. Bank as defined in Section 3(a)(6)
of the Act,
c. Insurance Company as defined in
Section 3(a)(19) of the Act,
d. Investment Company registered under
Section 8 of the Investment Company
Act,
e. Investment Adviser in accordance
with Rule 13d-1(b)(1)(ii)(E),
f. Employee Benefit Plan, or Endowment
Fund in accordance with Rule 13d-1(b)
(ii)(F),
g. Parent Holding Company or Control
Person, in accordance with Rule 13d-1
(b)(ii)(G);
(Note: see Item 7)
h. A saving association as defined in
Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813)
i. A church plan that is excluded form
the definition of an investment company
under section 3(c)(14) of the
Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1
(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned

An aggregate amount of 507,866 preferred shares convertible into 1,612,271.40 shares of common stock were beneficially owned by Basso Securities Ltd., as an advisor (portfolio manager) to certain funds managed by DKR Capital Partners L.P.
Basso Securities Ltd. disclaims beneficial ownership of the holdings reported herein.


4(b)	Percent of Class

5.44%

(The percentage was calculated by dividing
1,612,271.404 shares of common stock by
29,625,271.40, which represents the sum
28,013,000 of (shares outstanding based on the latest information provided by
Bloomberg) and 1,612,271.40 (the shares of common stock that would be received upon conversion of the corporate bonds)).

4(c) 	Number of shares as to which the
person has

(i) Sole Power to vote or to direct
the vote
0

(ii) Shared power to vote or to direct
the vote

507,866 preferred shares convertible into
1,612,271.40 shares of common stock

(iii) Sole power to dispose or to
direct the disposition of
0

(iv) Shared power to dispose or to
direct the disposition of

507,866 preferred shares convertible into
1,612,271.40 shares of common stock

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or
less of a Class

If this statement is being filed to report
the fact that as of the date hereof the
reporting person has ceased to be the
beneficial owner of more than five percent
of the class of securities, check the
following 	X

Instruction: Dissolution of a group
requires a response to this item.

Item 6:  	Ownership of More than Five
percent on Behalf of Another Person.

Not Applicable


Item 7: 	Identification and
Classification of the Subsidiary Which
Acquired the Security Being Reported on
By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)
(G), so indicate under Item 3(g) and
attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule
13d-1(c), attach an exhibit stating the
identity of each member of the group.

Not Applicable


Item 8:	Identification and
Classification of Members of the Group.

If a group his filed this schedule
pursuant to Rule 13d-1(b)(ii)(H), so
indicate under item 3(h) and attach an
exhibit stating the identity and Item 3
classification of each member of the
group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be
furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the
best of my knowledge and belief, the
securities referred to above were not
acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2002

/s/ Howard Fischer
____________________________
Signature

Howard I. Fischer
President